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OR FOR DISSEMINATION IN THE UNITED STATES

Emera Inc. Sells 50.1 Million Common Shares of Algonquin Power & Utilities Corp.

HALIFAX, Nova Scotia and OAKVILLE, Ontario, May 17, 2016: Emera Inc. (Emera)(TSX: EMA) and Algonquin Power & Utilities Corp. (APUC)(TSX: AQN) today announced that Emera has agreed to sell 50.1 million common shares of APUC (“Common Shares”), representing approximately 19.3% of the issued and outstanding Common Shares, in a secondary sale on a “bought block trade” basis at $10.85 per Common Share, for aggregate gross proceeds to Emera of approximately $544 million (the “Sale”). The proceeds, to Emera, will be used in support of its general financing requirements, including the proposed purchase of TECO Energy Inc. Emera continues to hold an equity interest in APUC equivalent to approximately 12.9 million Common Shares (in the form of subscription receipts and dividend equivalents), which upon conversion represent a continuing common equity interest of approximately 5%. The Sale is expected to close on May 24, 2016.

“Our strategic relationship with Algonquin has been and continues to be very successful for Emera,” said Chris Huskilson, President and CEO of Emera Inc. “The sale of shares was a capital allocation decision to support our proposed TECO Energy acquisition. We remain invested in APUC and continue to support their clean energy growth plan, and I am pleased to stand for re-election to Algonquin’s Board of Directors at its 2016 Annual General Meeting.”

“Algonquin’s relationship with Emera has been mutually beneficial to both parties and we are pleased that it is continuing,” said Ian Robertson, Chief Executive Officer of APUC. “While Algonquin has evolved materially as an organization over the past six years, we appreciate Chris Huskilson’s on-going contributions to the Algonquin Board of Directors as we continue to deliver compelling shareholder returns.”

The underwriters for the Sale are being led by CIBC Capital Markets and Scotiabank.

The shares of APUC being sold by Emera have not been registered under the U.S. Securities Act of 1933, as amended. This news release is not an offer of securities for sale in the United States and the shares of APUC may not be offered or sold in the United States except pursuant to an exemption from registration.

Forward-Looking Information

This news release contains forward-looking information within the meaning of applicable securities laws with respect to, among other things, the intended use of the gross proceeds from the sale, the proposed purchase of TECO Energy, the expected closing date of the sale, Emera’s continuing relationship with APUC and the delivery of shareholder returns. By its nature, forward-looking information requires Emera and APUC, as applicable, to make assumptions and is subject to inherent risks and uncertainties. These statements reflect the current beliefs of the management teams of Emera and APUC, as applicable, and are based on information currently available to Emera and APUC management, as applicable. There is a risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that the assumptions of Emera and APUC may not be correct and that actual results may differ materially from such forward-looking information. Additional detailed information about these assumptions, risks and uncertainties with respect to Emera is included in Emera’s securities regulatory filings, including under the heading “Business Risks and Risk Management” in Emera’s annual Management’s Discussion and Analysis, and under the heading “Principal Risks and Uncertainties” in the notes to Emera’s annual and interim financial statements. Additional detailed information about these assumptions, risks and uncertainties with respect to APUC is included in APUC’s securities regulatory filings, including under the heading “Enterprise Risk Management” in APUC’s annual Management’s Discussion and Analysis and in its Annual Information Form. The securities regulatory filings of both Emera and APUC can be found on SEDAR at www.sedar.com.

About Algonquin Power & Utilities Corp.
APUC is a $5.0 billion North American diversified generation, transmission and distribution utility. The Distribution Business Group provides rate regulated water, electricity and natural gas utility services to more than 560,000 customers in the United States. The Distribution Business Group has entered into an agreement to acquire The Empire District Electric Company which serves 220,000 electric, natural gas and water customers in the mid-west United States. The Generation Business Group owns a portfolio of North American based contracted wind, solar, hydroelectric and natural gas powered generating facilities representing more than 1,100 MW of installed capacity. The Transmission Business Group invests in rate regulated electric transmission and natural gas pipeline systems in the United States and Canada. APUC delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its regulated distribution and transmission businesses, and the pursuit of accretive acquisitions. Common Shares, preferred shares, and instalment receipts are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, AQN.PR.D, and AQN.IR.
Visit APUC at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

About Emera

Emera Inc. is a geographically diverse energy and services company headquartered in Halifax, Nova Scotia with approximately $11.5 billion in assets and 2015 revenues of $2.79 billion. The company invests in electricity generation, transmission and distribution, as well as gas transmission and utility energy services. Emera's strategy is focused on the transformation of the electricity industry to cleaner generation and the delivery of that clean energy to market. Emera has investments throughout northeastern North America, and in four Caribbean countries. Emera continues to target having 75-85% of its adjusted earnings come from rate-regulated businesses. Emera’s common and preferred shares are listed on the Toronto Stock Exchange and trade respectively under the symbol EMA, EMA.PR.A, EMA.PR.B, EMA.PR.C, EMA.PR.E, and EMA.PR.F and instalment receipts are listed and trade under the symbol EMA.IR. Depositary receipts representing common shares of Emera are listed on the Barbados Stock Exchange under the symbol EMABDR. Additional Information can be accessed at www.emera.com or at www.sedar.com.

For more information, please contact:

Emera:
Investor Relations	Media:
Scott LaFleur, 902-428-6375	Neera Ritcey, 902-222-2683
scott.lafleur@emera.com	neera.ritcey@emera.com

APUC:
Investor Relations
Ian Tharp, 905-465-6770	Amanda Dillon, 905-465-6748
ian.tharp@apucorp.com	amanda.dillon@apucorp.com